UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Qualtrics International Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

747601201

(CUSIP Number)

Andrew J. Schader, Esq.

Silver Lake

55 Hudson Yards

550 West 34th Street, 40th Floor

New York, NY 10001

(212) 981-5600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Justin G. Hamill, Esq.

Latham & Watkins LLP

1271 Avenue of the Americas

New York, New York 10020

(212) 906-1200

March 12, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 747601201	13D	Page 1 of 14 pages

1	Names of Reporting Persons SLP Quartz Aggregator, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 22,518,484
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 22,518,484

11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,518,484
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 13.4%
14	Type of Reporting Person PN

CUSIP No. 747601201	13D	Page 2 of 14 pages

1	Names of Reporting Persons SLP VI Aggregator GP, L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 22,518,484
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 22,518,484

11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,518,484
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 13.4%
14	Type of Reporting Person OO

CUSIP No. 747601201	13D	Page 3 of 14 pages

1	Names of Reporting Persons Silver Lake Partners VI DE (AIV), L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,286,624
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,286,624

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,286,624
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.4%
14	Type of Reporting Person PN

CUSIP No. 747601201	13D	Page 4 of 14 pages

1	Names of Reporting Persons Silver Lake Technology Investors VI, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 182,731
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 182,731

11	Aggregate Amount Beneficially Owned by Each Reporting Person 182,731
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.1%
14	Type of Reporting Person PN

CUSIP No. 747601201	13D	Page 5 of 14 pages

1	Names of Reporting Persons Silver Lake Technology Associates VI, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 24,987,839
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 24,987,839

11	Aggregate Amount Beneficially Owned by Each Reporting Person 24,987,839
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 14.9%
14	Type of Reporting Person PN

CUSIP No. 747601201	13D	Page 6 of 14 pages

1	Names of Reporting Persons SLTA VI (GP), L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 24,987,839
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 24,987,839

11	Aggregate Amount Beneficially Owned by Each Reporting Person 24,987,839
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 14.9%
14	Type of Reporting Person OO

CUSIP No. 747601201	13D	Page 7 of 14 pages

1	Names of Reporting Persons Silver Lake Group, L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 24,987,839
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 24,987,839

11	Aggregate Amount Beneficially Owned by Each Reporting Person 24,987,839
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 14.9%
14	Type of Reporting Person OO

CUSIP No. 747601201	13D	Page 8 of 14 pages

Explanatory Note

This Amendment No. 5 (the “Amendment No. 5”) to Schedule 13D amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission on February 11, 2021 (as amended to date, the “Schedule 13D”), relating to the Class A common stock, $0.0001 par value per share (the “Class A Common Stock”) of Qualtrics International Inc., a Delaware corporation (the “Issuer”).

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Agreement and Plan of Merger

On March 12, 2023, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Issuer, Quartz Holdco, LLC, a Delaware limited liability company (“Parent”), and Quartz MergerCo, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly owned subsidiary of Parent. Each of Parent and Merger Sub are affiliates of the Reporting Persons.

Following execution of the Merger Agreement, SAP America, Inc., a wholly owned subsidiary of SAP SE (“SAP”), which holds approximately 95.9% of the combined voting power of the outstanding shares of Class A Common Stock, and Class B common stock of the Issuer, par value $0.0001 per share (“Class B Common Stock” and together with Class A Common Stock, the “Common Stock”), executed and delivered to the Issuer a written consent (the “Written Consent”) approving and adopting the Merger Agreement and the transactions contemplated thereby, including the Merger (the “Stockholder Approval”). As a result of the execution and delivery of the Written Consent, the holders of at least a majority of the (i) outstanding shares of Common Stock with the right to vote thereon and (ii) outstanding shares of Class B Common Stock (voting as a separate class) have adopted and approved the Merger Agreement. The delivery of the Written Consent constituted the necessary approvals of stockholders for the approval of the Merger, subject to the other conditions set forth in the Merger Agreement (as further described below).

As a result of the Merger, each share of Common Stock outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (subject to certain exceptions, including shares of Common Stock owned by the Issuer, Merger Sub, Parent or any of their respective direct or indirect wholly owned subsidiaries and shares of Common Stock owned by stockholders of the Issuer who have validly demanded and not withdrawn appraisal rights in accordance with Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”)) will, at the Effective Time, automatically be cancelled and converted into the right to receive $18.15 in cash (the “Merger Consideration”), without interest and subject to applicable withholding taxes.

CUSIP No. 747601201	13D	Page 9 of 14 pages

As a result of the Merger, each outstanding restricted stock unit (each, a “Restricted Stock Unit”) will automatically be cancelled and converted into the right to receive an amount in cash equal to the product of (a) the Merger Consideration multiplied by (b) the aggregate number of shares of Common Stock subject to such Restricted Stock Unit (with such number of shares determined based on the attainment of the applicable performance metrics at the target level of performance for Restricted Stock Units subject to performance-based vesting restrictions) (the “Restricted Stock Unit Consideration”). The Restricted Stock Unit Consideration with respect to Restricted Stock Units that are vested as of immediately prior to the Effective Time will be paid immediately after the Effective Time (and in no event later than five days following the Effective Time). The Restricted Stock Unit Consideration with respect to Restricted Stock Units that are unvested as of immediately prior to the Effective Time will vest and become payable at the same time as the underlying Restricted Stock Unit would have vested and been payable pursuant to its terms and will otherwise remain subject to the same terms and conditions as were applicable to the underlying Restricted Stock Unit immediately prior to the Effective Time, provided that no performance-based vesting metrics or criteria will apply from and after the Effective Time.

In addition, at the Effective Time, each outstanding option to acquire Common Stock (each, a “Issuer Option”), whether vested or unvested, will automatically be cancelled and converted into the right to receive an amount in cash immediately after the Effective Time (and in no event later than five days following the Effective Time) equal to the product of (a) the number of shares of Common Stock subject to such Issuer Option as of immediately prior to the Effective Time, multiplied by (b) the excess, if any, of the Merger Consideration over the exercise price per share of such Issuer Option. Any Issuer Option with an exercise price per share equal to or greater than the Merger Consideration will be cancelled without any cash payment being made in respect thereof.

If the Merger is consummated, the Class A Common Stock will be delisted from The Nasdaq Stock Market LLC and deregistered under the Securities Exchange Act of 1934 (the “Exchange Act”).

Closing Conditions

Completion of the Merger is subject to certain closing conditions, including (a) at least 20 calendar days having elapsed since the mailing to the Issuer’s stockholders of the definitive information statement to be filed by the Issuer with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the Merger (in accordance with Regulation 14C under the Exchange Act), (b) (i) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and (ii) the clearance or obtainment of the applicable approvals under certain specified foreign antitrust laws and foreign investment laws, (c) the absence of laws enjoining, restraining or otherwise prohibiting or making illegal the Merger, (d) the accuracy of the other party’s representations and warranties, subject to certain customary materiality standards set forth in the Merger Agreement, (e) compliance in all material respects with the other party’s obligations under the Merger Agreement, and (f) no Material Adverse Effect (as defined in the Merger Agreement) having occurred since the date of the Merger Agreement and being continuing as of the Effective Time. The completion of the Merger is not subject to any financing condition.

CUSIP No. 747601201	13D	Page 10 of 14 pages

No Solicitation

The Merger Agreement includes covenants requiring the Issuer not to (i) solicit, initiate, knowingly encourage or knowingly facilitate any inquiries with respect to or which would reasonably be expected to lead to the submission of, any acquisition proposal, (ii) engage in, continue or otherwise participate in discussions or negotiations regarding, or furnish to any person any non-public information in connection with, any acquisition proposal, (iii) enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar agreement relating to, or which would reasonably be expected to provide for, any acquisition proposal or that would require the Issuer to abandon, terminate or fail to consummate the Merger subject to, prior to receipt of the Stockholder Approval (which Stockholder Approval was effected upon the execution and delivery of the Written Consent), a customary “fiduciary out” provision that allows the Issuer, under certain specified circumstances, to provide information to, and participate in discussions and engage in discussions or negotiations with, third parties with respect to an acquisition proposal if the Issuer complies with certain notice and other requirements and the board of directors of the Issuer determines in good faith (after consultation with outside legal counsel and an outside financial advisor) that such acquisition proposal is more favorable to the Issuer’s stockholders from a financial point of view than the Merger and that is reasonably likely to be completed, taking into account the legal, financial, regulatory and other aspects of such acquisition proposal, subject to certain matching rights in favor of Parent, (iv) take any action to exempt any third party from the restrictions on “business combinations” contained in Section 203 of the DGCL or any other applicable Takeover Statute (as defined in the Merger Agreement) or otherwise cause such restrictions not to apply; or (v) approve, endorse or recommend any proposal that constitutes, or would reasonably be expected to lead to an acquisition proposal.

Termination and Fees

Either the Issuer or Parent may terminate the Merger Agreement in certain circumstances, including if (i) the Merger is not completed by September 8, 2023 (the “Outside Date”), subject to certain limitations, and provided that the Outside Date will automatically be extended to December 7, 2023 if certain regulatory closing conditions have not been satisfied as of September 8, 2023, but all other conditions to closing have been satisfied, (ii) a governmental authority of competent jurisdiction has enacted, issued, promulgated, enforced or entered any law permanently prohibiting the Merger, and (iii) the other party breaches its representations, warranties or covenants in the Merger Agreement, subject in certain cases to the right of the breaching party to cure the breach. Parent and the Issuer may also terminate the Merger Agreement by mutual written consent.

If the Merger Agreement is terminated in certain circumstances, the Issuer would be required to pay Parent a termination fee of $311,514,031.

CUSIP No. 747601201	13D	Page 11 of 14 pages

Other Terms of the Merger Agreement

Each of the Issuer, Parent, and Merger Sub has made customary representations, warranties and covenants in the Merger Agreement, including, among others, with respect to the Issuer, covenants (i) to conduct its business in the ordinary course during the period between the date of the Merger Agreement and the consummation of the Merger, and (ii) not to engage in specified types of transactions or take specified actions during this period unless agreed to in writing by Parent. The parties have also agreed to use reasonable best efforts to consummate the Merger as promptly as reasonably practicable, including taking all actions necessary to obtain the regulatory approvals necessary to complete the Merger, subject to certain limitations.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

As described above, consummation of the Merger is subject to material conditions that are beyond the control of the Reporting Persons. The Reporting Persons can provide no assurances that the Merger will be consummated.

The representations, warranties, and covenants contained in the Merger Agreement have been made solely for the purposes of the Merger Agreement and as of specific dates; were made solely for the benefit of the parties to the Merger Agreement; are not intended as statements of fact to be relied upon by Issuer stockholders or other security holders, but rather as a way of allocating the risk between the parties in the event the statements therein prove to be inaccurate; have been modified or qualified by certain confidential disclosures that were made between the parties in connection with the negotiation of the Merger Agreement, which disclosures are not reflected in the Merger Agreement itself; may no longer be true as of a given date; and may apply standards of materiality in a way that is different from what may be viewed as material by Issuer stockholders or other security holders. Issuer stockholders and other security holders are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Issuer, Parent, Merger Sub or their respective affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Issuer’s public disclosures. The Merger Agreement should not be read alone but should instead be read in conjunction with the other information regarding the Merger Agreement, the Merger, the Issuer, Parent, Merger Sub, their respective affiliates and their respective businesses, that will be contained in, or incorporated by reference into, the information statement on Schedule 14C that the Issuer will file, as well as in the Forms 10-K, Forms 10-Q, Forms 8-K and other filings that the Issuer will make, with the SEC.

CUSIP No. 747601201	13D	Page 12 of 14 pages

Equity Commitment Letters

Pursuant to equity commitment letters, each dated March 12, 2023, Silver Lake Partners VI DE (AIV), L.P. (“SL Investor 1”), Silver Lake Partners VII DE (AIV), L.P. (“SL Investor 2”) and Silver Lake Strategic Investors VI, L.P. (“SL Investor 3” and, together with SL Investor 1 and SL Investor 2, the “SL Investors”), on the one hand, and CPP Investment Board (USRE V) Inc. (“CPP Investor”), on the other hand, have committed to provide Parent, on the terms and subject to the conditions set forth in the respective equity commitment letter, an aggregate equity contribution in an amount that is sufficient to fund the payment of the aggregate Merger Consideration in accordance with the Merger Agreement at the closing of the Merger. The SL Investors are affiliates of the Reporting Persons.

Limited Guarantees

Pursuant to limited guarantees, each dated March 12, 2023, the SL Investors, on the one hand, and CPP Investor, on the other hand, have agreed to guarantee a portion of the payment obligations of Parent to pay monetary damages in accordance with the terms and conditions of the Merger Agreement, in an aggregate amount not to exceed $685,330,869.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit Number	Description

D	Agreement and Plan of Merger, dated as of March 12, 2023, by and among Qualtrics International Inc., Quartz Holdco, LLC, and Quartz MergerCo, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K, dated March 12, 2023, filed by the Issuer).

CUSIP No. 747601201	13D	Page 13 of 14 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 12, 2023

SLP Quartz Aggregator, L.P.
By:	SLP VI Aggregator GP, L.L.C. its general partner
By:	Silver Lake Technology Associates VI, L.P., its managing member
By:	SLTA VI (GP), L.L.C., its general partner
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

SLP VI Aggregator GP, L.L.C.
By:	Silver Lake Technology Associates VI, L.P., its managing member
By:	SLTA VI (GP), L.L.C., its general partner
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

Silver Lake Partners VI DE (AIV), L.P.
By:	Silver Lake Technology Associates VI, L.P., its managing member
By:	SLTA VI (GP), L.L.C., its general partner
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

CUSIP No. 747601201	13D	Page 14 of 14 pages

Silver Lake Technology Investors VI, L.P.
By:	Silver Lake Technology Associates VI, L.P., its managing member
By:	SLTA VI (GP), L.L.C., its general partner
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

Silver Lake Technology Associates VI, L.P.
By:	SLTA VI (GP), L.L.C., its general partner
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

SLTA VI (GP), L.L.C.
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

Silver Lake Group, L.L.C.

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel